Pioneer Ibbotson Moderate Allocation VCT Portfolio

SCHEDULE OF INVESTMENTS 9/30/10 (UNAUDITED)

Shares		Value
	MUTUAL FUNDS - 100.0%	
	NON-PIONEER FUNDS - 21.2%	
251,264	BlackRock Fundamental Growth Fund Institutional Class	$ 5,241,359
160,072	BlackRock International Index Fund Institutional Class	1,759,192
210,967	BlackRock Value Opportunities Fund Institutional Class	3,474,625
340,522	INVESCO Global Real Estate Fund Institutional Class	3,486,943
393,175	INVESCO Global Small & Mid Cap Growth Fund Institutional Class	7,081,085
328,792	INVESCO International Growth Fund Institutional Class	8,647,232
232,847	INVESCO Trimark Small Companies Fund Institutional Class	3,506,679
771,142	Oppenheimer Commodity Strategy Total Return Fund Class Y	2,552,481
189	Oppenheimer Main Street Small-Cap Fund Class Y	3,574
	TOTAL INVESTMENTS IN NON-PIONEER FUNDS (Cost $36,166,582)	$ 35,753,170
	PIONEER FUNDS - 78.8%	
2,758,959	Pioneer Bond Fund Class Y	$ 26,458,414
314,901	Pioneer Cullen Value Fund Class Y	5,340,718
397,598	Pioneer Disciplined Growth Fund Class Y	3,924,297
552,493	Pioneer Disciplined Value Fund Class Y	4,812,218
171,109	Pioneer Emerging Markets Fund Class Y	5,359,123
146,889	Pioneer Equity Income Fund Class Y	3,403,415
241,425	Pioneer Floating Rate Fund Class Y	1,648,933
368,059	Pioneer Fund Class Y	13,504,085
324,724	Pioneer Fundamental Growth Fund Class Y	3,464,806
554,244	Pioneer Global Equity Fund Class Y	5,137,844
999,707	Pioneer Global High Yield Fund Class Y	10,107,037
78,742	Pioneer Growth Opportunities Fund Class Y	1,933,894
358,241	Pioneer High Yield Fund Class Y	3,421,199
877	Pioneer Independence Fund Class Y	8,690
136,462	Pioneer International Value Fund Class Y	2,579,133
337,949	Pioneer Mid-Cap Value Fund Class Y	6,755,600
918	Pioneer Oak Ridge Large Cap Growth Fund Class Y	10,343
175,167	Pioneer Real Estate Shares Fund Class Y	3,382,469
799,310	Pioneer Research Fund Class Y	6,866,074
110,620	Pioneer Select Mid Cap Growth Fund Class Y	1,762,181
2,026,875	Pioneer Short Term Income Fund Class Y	19,782,301

Shares		Value
	PIONEER FUNDS - (continued)	
304,442	Pioneer Strategic Income Fund Class Y	3,348,867
1,023	Pioneer Value Fund Class Y	10,696
	TOTAL INVESTMENTS IN PIONEER FUNDS (Cost $125,314,677)	$ 133,022,337
	TOTAL INVESTMENTS IN SECURITIES - 100.0% (Cost $161,481,259) (a)	$ 168,775,507
	OTHER ASSETS AND LIABILITIES - (0.0)%	$ (20,838)
	TOTAL NET ASSETS - 100.0%	$ 168,754,669

(a) At September 30, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $161,481,259 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 13,225,831
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(5,931,583)
Net unrealized gain	$ 7,294,248

Various inputs are used in determining the value of the Portfolio's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Portfolio's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of September 30, 2010, in valuing the Portfolio's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$168,775,507	$ -	$ -	$168,775,507
Total	$168,775,507	$ -	$ -	$168,775,507

SCHEDULE OF INVESTMENTS 9/30/10 (UNAUDITED)

Shares		Value
	MUTUAL FUNDS - 99.9%	
	NON-PIONEER FUNDS - 23.9%	
507,950	BlackRock Fundamental Growth Fund Institutional Class	$ 10,595,841
281,067	BlackRock International Index Fund Institutional Class	3,088,922
328,002	BlackRock Value Opportunities Fund Institutional Class	5,402,192
603,629	INVESCO Global Real Estate Fund Institutional Class	6,181,160
753,318	INVESCO Global Small & Mid Cap Growth Fund Institutional Class	13,567,261
318,416	INVESCO International Growth Fund Institutional Class	8,374,338
526,276	INVESCO Trimark Small Companies Fund Institutional Class	7,925,720
1,367,781	Oppenheimer Commodity Strategy Total Return Fund Class Y	4,527,356
	TOTAL INVESTMENTS IN NON-PIONEER FUNDS (Cost $62,788,886)	$ 59,662,790
	PIONEER FUNDS - 76.0%	
3,041,271	Pioneer Bond Fund Class Y	$ 29,165,786
613,199	Pioneer Cullen Value Fund Class Y	10,399,849
763,871	Pioneer Disciplined Growth Fund Class Y	7,539,412
688,069	Pioneer Disciplined Value Fund Class Y	5,993,077
403,488	Pioneer Emerging Markets Fund Class Y	12,637,249
349,259	Pioneer Equity Income Fund Class Y	8,092,322
524,861	Pioneer Fund Class Y	19,257,148
749,148	Pioneer Fundamental Growth Fund Class Y	7,993,412
1,089,718	Pioneer Global Equity Fund Class Y	10,101,690
776,296	Pioneer Global High Yield Fund Class Y	7,848,349
2,493	Pioneer Government Income Fund Class Y	25,574
199,479	Pioneer Growth Opportunities Fund Class Y	4,899,206
349,339	Pioneer High Yield Fund Class Y	3,336,188
11,829	Pioneer Independence Fund Class Y	117,223
412,357	Pioneer International Value Fund Class Y	7,793,542
686,895	Pioneer Mid-Cap Value Fund Class Y	13,731,027
14,392	Pioneer Oak Ridge Large Cap Growth Fund Class Y	162,198
20,745	Pioneer Oak Ridge Small Cap Growth Fund Class Y	513,029
355,664	Pioneer Real Estate Shares Fund Class Y	6,867,869
1,207,380	Pioneer Research Fund Class Y	10,371,396
182,066	Pioneer Select Mid Cap Growth Fund Class Y	2,900,311

Shares		Value
	PIONEER FUNDS - (continued)	
1,698,753	Pioneer Short Term Income Fund Class Y	16,579,829
259,619	Pioneer Strategic Income Fund Class Y	2,855,811
15,612	Pioneer Value Fund Class Y	163,306
	TOTAL INVESTMENTS IN PIONEER FUNDS (Cost $179,204,052)	$ 189,344,803
	TOTAL INVESTMENTS IN SECURITIES - 99.9% (Cost $241,992,938) (a)	$ 249,007,593
	OTHER ASSETS AND LIABILITIES - 0.1%	$ 256,147
	TOTAL NET ASSETS - 100.0%	$ 249,263,740

(a) At September 30, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $241,992,938 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 19,809,220
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(12,794,565)
Net unrealized gain	$ 7,014,655

Various inputs are used in determining the value of the Portfolio's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Portfolio's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of September 30, 2010, in valuing the Portfolio's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$249,007,593	$ -	$ -	$249,007,593
Total	$249,007,593	$ -	$ -	$249,007,593